FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 April 2003

HSBC HOLDINGS PLC

PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING

OR HONG KONG DOLLARS

On 3 March 2003, the Directors of HSBC Holdings plc declared a second interim dividend for 2002 of US$0.325 per ordinary share. The dividend is payable on 6 May 2003 to shareholders on the Principal Register or Hong Kong Overseas Branch Register at close of business on 21 March 2003 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. Shareholders on the Hong Kong Overseas Branch Register will automatically receive dividends in Hong Kong dollars.

Dividends payable in cash in sterling or Hong Kong dollars will be converted from US dollars at the forward exchange rates quoted by HSBC Bank plc in London at 11.00 am on 28 April 2003 (US$1 = HK$7.7990 and £1 = US$1.59595). Accordingly, the amount payable on 6 May 2003 will be:

                                                                                 US$0.325 per share;

                                                                                 approximately HK$2.534675 per share; or

                                                                                 approximately £0.203640 per share.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be US$1.625 per ADS. The dividend will be paid on 6 May 2003 in cash in US dollars or in new shares to those who have elected to receive the scrip dividend alternative. The cash dividend for participants in the dividend reinvestment plan, operated by the depositary, will be invested in additional ADSs.

R G Barber

Group Company Secretary

HSBC Holdings plc

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 28, 2003